082-03822

NovaWest Resources Inc.

07028791

News Release

For Immediate Release

SUPPL

NOVAWEST UPDATE ON ITS VANADIUM-TITANIUM-IRON CLAIMS AND LAC DORE STAKING NEAR CHIBOUGAMAU, QUEBEC

PROCESSED
JAN 0 2 2008
THOMSON FINANCIAL

Vancouver, BC - Wednesday, December 19th, 2007, 12:30p.m. PDT

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), is pleased to provide the following update regarding its staking and property assemblage on and around the Lac Doré Vanadium deposit situated near Chibougamau, Quebec.

Reference is made to earlier press releases regarding this matter dated October 23rd and 25th, 2007.

The 21 claim applications filed by Novawest are presently being examined by the delegate of the Quebec Minister of Natural Resources and Wildlife, Mr. Jean-Marie Mathieu. A formal meeting with Mr. Mathieu took place in Quebec City on November 28th, 2007. The matter has been referred to Mr. Mathieu on the basis of the presence of 21 claim applications by a competing staker, who also conducted staking on August 21st, 2007.

The issue will be that of disqualification of the competitor's claim applications, on a claim-by-claim basis, on grounds of non-compliance with various requirements set out in the Quebec *Mining Act*. Mr. Mathieu also provided Novawest with a copy of a report filed with Mr. Mathieu by the Mining Recorder with the Quebec Minister of Natural Resources and Wildlife. This report by the Mining Recorder recommended that 10 of the competitor's claims be rejected at the outset due to their failure to conform to the requirements of the Mining Act.

At the meeting of November 28th, 2007, Novawest outlined its position in summary form. Mr. Mathieu invited Novawest to file additional written evidence. Novawest will therefore be providing Mr. Mathieu with extensive materials regarding the above-mentioned issue. With respect to the quality of its own staking, Novawest is pleased to report that its staking was above reproach and of the highest professional standard. Novawest believes that its planning and execution were markedly superior to that of its competitor. Novawest will be providing Mr. Mathieu with eye-witness, video and audio evidence documenting the staking of both parties, in order to enable him to rule on compliance with the legislative requirements by both Novawest and its competitor, as per the Quebec Mining Act.

Novawest intends to ensure that it receives its rightful ownership to all of the claims it has applied for on and around the Lac Doré Vanadium deposit, that have not already been awarded to Novawest to date.

Novawest is committed to Quebec and values its excellent relations with all government bodies involved in the mining industry.

Dw 12/28

Novawest is looking forward to contributing even further to the Chibougamau region's prosperity. Novawest will continue to explore and develop the hundreds of mineral claims it already owns in the Chibougamau region.

Novawest intends to keep its stakeholders and shareholders aware of all details pertaining to this very important matter by way of publicly disseminated news releases and reports via approved news disseminators and on its own website.

The Qualified Person ("QP") for the purposes of this news release is Dr. Christian G. Derosier M.Sc., D.Sc, Geology.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

Suite 1600, The Bower Building, 543 Granville Street, *Vancouver, British Columbia* Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • *www.novawest.com* • novawest@novawest.com

NOVAWEST NovaWest Resources Inc.

2007 DEC 27 P 2:49

News Release

For Immediate Release

PRIVATE PLACEMENTS ARRANGED

Vancouver, BC - Thursday, December 20, 2007, 12:15p.m. PDT

Novawest Resources Inc. (TSXV – "NVE"; Frankfurt – "NWN"), and its Board of Directors are pleased to announce that the Company has arranged Private Placements totaling $875,000 Cdn comprised of 4,375,000 units, at a price of $0.20/Unit. The private placements are comprised of both flow-through and non-flow-through units.

The above $875,000 Cdn is comprised of $660,000 flow-through funds and $215,000 working capital. The Company will issue 3,875,000 one-half warrants exercisable for a period of 24 months. Upon exercise of two one-half warrants and payment of $0.25 Cdn, warrant holders will be issued one non flow-through common share. The Company will also issue 500,000 full warrants which each will be exercisable within a period of 24 months and payment of $0.25 Cdn for one common share.

Finder's fees may be paid on these transactions, subject to the policies of the TSX Venture Exchange. All shares issued will be subject to a hold period per the policies of the TSX Venture Exchange, and these Private Placements are subject to the approval of the TSX Venture Exchange.

Novawest invites the public to visit its website at http://www.Novawest.com or e-mail us at Novawest@Novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

Novawest invites the public to visit its website at http://www.novawest.com or e-mail the company at novawest@novawest.com to be added to the company's e-mail list for press releases and updates.

S.E.C.Exemption12(g)3-2(b) File No. 82-3822, Standard & Poors Listed, Dun & Bradstreet Listed

Suite 1600, The Bower Building, 543 Granville Street, Vancouver, British Columbia Canada V6C 1X8
Tel: 604-683-8990 • Toll Free: 1-800-663-8990 • Fax: 604-683-8903 • www.novawest.com • novawest@novawest.com

END